[PricewaterhouseCoopers Logo]

                        Report of Independent Accountants

November 20, 1998

To the Shareholders and Trustees of
GE Institutional S&P 500 Index Fund

We have examined management's assertion about GE Institutional S&P 500 Fund's (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 1998 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1998 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management.

o Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company;

o Confirmation of all securities purchased/sold but not received/delivered and investments purchased/sold on a forward commitment basis with brokers, or the application of alternative audit procedures where confirmations from brokers were not received;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

o Agreement of investment purchases and sales or maturities during the period from the books and records of the Fund to broker confirmations.

[PricewaterhouseCoopers Logo]

To the Shareholders and Trustees of
GE Institutional S&P 500 Index Fund
November 20, 1998
Page 2



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and Securities and Exchange Commission and should not be used for any other purpose.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of one of the portfolios of GE Institutional Funds, the S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1998 with respect to securities and similar investments reflected in the investment account of the Fund.

GE Institutional Funds (S&P 500 Index Fund)


By: /s/ Michael Cosgrove
    ---------------------------
    Michael Cosgrove, President



    /s/ Jeffrey Groh
    ---------------------------
    Jeffrey Groh, Treasurer

[PricewaterhouseCoopers Logo]


                        Report of Independent Accountants

November 20, 1998

To the Shareholders and Trustees of
GE Institutional S&P 500 Index Fund

We have examined management's assertion about GE Institutional S&P 500 Fund's (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 29, 1998 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 29, 1998 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management.

o Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company;

o Confirmation of all securities purchased/sold but not received/delivered and investments purchased/sold on a forward commitment basis with brokers, or the application of alternative audit procedures where confirmations from brokers were not received;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

o Agreement of investment purchases and sales or maturities during the period from the books and records of the Fund to broker confirmations.

[PricewaterhouseCoopers Logo]

To the Shareholders and Trustees of
GE Institutional S&P 500 Index Fund
November 20, 1998
Page 2



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and Securities and Exchange Commission and should not be used for any other purpose.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of one of the portfolios of GE Institutional Funds, the S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 29, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of May 29, 1998 with respect to securities and similar investments reflected in the investment account of the Fund.

GE Institutional Funds (S&P 500 Index Fund)


By: /s/ Michael Cosgrove
    ---------------------------
    Michael Cosgrove, President



    /s/ Jeffrey Groh
    ---------------------------
    Jeffrey Groh, Treasurer

[PricewaterhouseCoopers logo]


                        Report of Independent Accountants


November 20, 1998

To the Shareholders and Trustees of
GE Institutional S&P 500 Index Fund

We have examined management's assertion about GE Institutional S&P 500 Fund's (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 27, 1998 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 1998 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management.

o Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company;

o Confirmation of all securities purchased/sold but not received/delivered and investments purchased/sold on a forward commitment basis with brokers, or the application of alternative audit procedures where confirmations from brokers were not received;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

o Agreement of investment purchases and sales or maturities during the period from the books and records of the Fund to broker confirmations.

[PricewaterhouseCoopers logo]

To the Shareholders and Trustees of
GE Institutional S&P 500 Index Fund
November 20, 1998
Page 2



We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Fund and Securities and Exchange Commission and should not be used for any other purpose.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of one of the portfolios of GE Institutional Funds, the S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 27, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 1998 with respect to securities and similar investments reflected in the investment account of the Fund.

GE Institutional Funds (S&P 500 Index Fund)


By: /s/ Michael Cosgrove
    ---------------------------
    Michael Cosgrove, President



    /s/ Jeffrey Groh
    ---------------------------
    Jeffrey Groh, Treasurer